SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Crescent Financial Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

225743103

(CUSIP Number)

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue

Suite 300

Raleigh, NC 27612

Attention: Scott Custer

(919) 659-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)

CUSIP No. 225743103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Piedmont Community Bank Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,878,423 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 24,878,423 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,878,423 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ Excludes shares beneficially owned by the executive officers and directors of Piedmont Community Bank Holdings, Inc.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 87.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 28,385,308 shares of outstanding Common Stock of Crescent Financial Bancshares, Inc. (the “Company”) as of July 31, 2012, according to information provided to Investor by Company.

Page 3 of 6 Pages

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed with the Commission by Piedmont Community Bank Holdings, Inc. (the “Investor”) on November 28, 2011 and amended on December 28, 2011 (the “Schedule 13D”). Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraph immediately prior to the last paragraph of Item 4:

On August 10, 2012, the Company, the Bank and VantageSouth Bank, a North Carolina chartered bank (“VantageSouth”), entered into an Agreement and Plan of Merger (the “Agreement”), pursuant to which the Company will acquire VantageSouth, by means of a merger of VantageSouth with and into the Bank, with the Bank being the surviving entity (the “Merger”). The Company, the Bank and VantageSouth are all affiliates, as they are all under the common control of Investor. Investor currently owns approximately 100% of the outstanding common stock of VantageSouth and approximately 88% of the outstanding common stock of the Company; the Company is the sole shareholder of the Bank. Completion of the Merger would result in the issuance to Investor of additional Company securities.

On the effective date of the Merger (the “Closing Date”), VantageSouth shareholders will receive a minimum of 6,666,425 and a maximum of 7,368,140 newly issued shares of the Company’s common stock (the “Shares”), computed in accordance with an exchange ratio calculated prior to the closing of the Merger which is fixed based on the volume weighted average market price of the Company’s common stock on the Nasdaq Global Market during the thirty trading days preceding the date that is four business days before the closing of the Merger (the “Weighted Average Price”). The number of Shares actually issued to the VantageSouth shareholders in the Merger will not be determined until the Merger closes. No fractional shares will be issued; cash will be paid to any VantageSouth shareholder otherwise entitled to fractional shares.

The ratio of exchange for converting each share of VantageSouth common stock into Shares (the “Exchange Ratio”) will be 4.8204 if the Weighted Average Price is at or above $5.25; if the Weighted Average Price is at or below $4.75, the Exchange Ratio will be 5.3278; if the Weighted Average Price is between $4.75 and $5.25, then the Exchange Ratio will be equal to $25.307 divided by the Weighted Average Price.

As of the effective date of the Merger, the articles of incorporation and bylaws of the Bank, as each is in effect immediately prior to the Merger, will continue to govern the combined institution. Further, the directors and officers at the Bank immediately prior to the Merger shall continue in office at the combined institution, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Page 4 of 6 Pages

Consummation of the Merger is subject to a number of conditions, including (1) receipt of all required regulatory approvals, which include the approval of the FDIC and the Office of the North Carolina Commissioner of Banks (the “Commissioner”), (2) the approval of the issuance of the Shares pursuant to the Merger by the stockholders of the Company at a Special Meeting by an affirmative vote of the holders of a majority of the Company’s common stock cast, and (3) the approval of the issuance of the Shares pursuant to the Merger by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock, excluding shares owned by Investor, any officer of VantageSouth, the Company or the Bank or any director of VantageSouth or Investor.

As part of the Agreement, Investor has entered into a Voting Agreement (the “Investor Voting Agreement”) pursuant to which it has pledged to (i) vote its shares of the Company’s common stock in favor of the issuance of the Shares pursuant to the Merger, and (ii) vote its shares of VantageSouth common stock in favor of the Agreement and the Merger. Under the Investor Voting Agreement, Investor also agreed that at any time it would have the ability to effect a short-form merger with the Company pursuant to Delaware law only because of the Shares Investor will receive as consideration for the Merger, it will not effect such a short-form merger without the approval and/or recommendation of a special committee of disinterested directors of the Company. Distinct from the Investor Voting Agreement, the members of the Company’s special committee have each entered into a voting agreement pursuant to which each will vote his or her shares of the Company’s common stock in favor of the issuance of the Shares pursuant to the Merger (the “Special Committee Voting Agreement”). The Investor Voting Agreement is filed herewith as Exhibit 2, and the Special Committee Voting Agreement is attached as Exhibit A to the Agreement.

The Agreement contains customary representations, warranties and covenants on the part of the Company, the Bank and VantageSouth for a transaction of this type.

The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement incorporated as Exhibit 1 herein by reference to Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on August 13, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As part of the Agreement, Investor has entered into the Investor Voting Agreement. For a description of the terms of the Investor Voting Agreement, see Item 4 herein.

Page 5 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated August 10, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank and VantageSouth Bank (filed as Exhibit 2.1 to the Form 8-K of Crescent Financial Bancshares, Inc., filed with the SEC on August 13, 2012 and incorporated herein by reference).
2	Voting Agreement, dated August 10, 2012, by and among Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2012

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Scott Custer
Name: Scott Custer
Title: Chief Executive Officer